Management Discussion and Analysis August 31, 2012

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read on conjunction with the audited consolidated financial statements for the years ended August 31, 2012, and 2011.  The MD&A was prepared as of November 23, 2012.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2012

●
In early September 2011 the Company announced that Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited of South Africa, was awarded a contract to complete a Preliminary Economic Assessment (PEA) for the Buckreef Gold Project in Tanzania.

●	In October 2011 the Company signed the Definitive Joint Venture Agreement with State Mining Corporation (Stamico) for the development of the Buckreef Gold Project.

●
In November 2011 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for the Company that has been made or is contemplated.  The Rights Plan was approved by the shareholders at the annual General and Special Meeting held on March 1, 2012.

●
On December 15, 2011 the Company announced that the Government of Tanzania approved the application for the expansion of the area covered by the Special Mining Licence for the Company’s Buckreef Gold Project.

●
In December 21, 2011 the Company announced the Itetemia and Luhala properties previously optioned to Kibo Mining (formerly Sloane Developments Ltd.) were returned following termination of the Option Agreement.

●	In January 2012 the Company received NI 43-101 compliant resource reports for the Itetemia and Luhala Gold Projects.

●	In February 2012 the Company announced it had awarded a contract to complete a Preliminary Economic Assessment for a gravity recovery plant on its Kigosi Gold Project.

●	In March 2012 the Company announced Exploration Budget Expansion at Buckreef Main and Eastern Porphyry Targets.

●	In March 2012 the Company received US$1,000,000 from the exercise of 250,000 Compensation warrants.

●	On April 27, 2012 the Company announced it approved a $4.1 million budget for deep drilling program to test high grade gold potential at Buckreef Gold Project.

Management Discussion and Analysis August 31, 2012

●	On May 31, 2012 the Company announced it had received a Permit for Continued Operations on the Kigosi Licences from the Tanzanian Ministry of Natural Resources.

●	On August 24, 2012 the revised Preliminary Economic Assessment (“PEA”) for the Buckreef Gold Project was filed on SEDAR.

●	Throughout the period, the Company announced positive results from expanded drilling programs carried out on the Buckreef Project.

Overall Performance

For the year ended August 31, 2012 the Company had current assets of $20,483,824 compared to $32,922,378 on August 31, 2011.  The decrease is mainly due to net expenditures on exploration of $9,593,993 (2011 - $7,640,353) and cash used in operations of $4,713,619 (2011 - $3,739,845).  Deferred exploration costs were $41,562,996 as compared to $33,262,972 at August 31, 2011.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to a net loss of $11,132,371 in the comparable year ended August 31, 2011.  The decrease is primarily due to the decrease in the loss due to the write down in mineral properties and deferred exploration costs of $1,293,969 (2011 - $3,845,564) and a withholding tax recovery of $250,019 (2011 - $856,191 withholding tax expense).  Change in the valuation of the warrant liability of $2,321,921 (2011 - $315,159), partially offset the loss decrease.

The Company issued common shares during the year ended August 31, 2012 with a value of $950,213 on conversion of 233,318 shares under the convertible debt agreement (compared to issuing shares for gross proceeds of $13,831,976 through a private placement of 2,532,119 shares, $22,052,477 through the issuance of 5,263,158 through prospectus, and $995,128 on conversion of 247,173 shares under the convertible debt agreement during the year ended August 31, 2011) and proceeds of $1,000,000 on exercise of 250,000 warrants.   The Company also issued 35,000 shares valued at $115,834 for services and issued shares pursuant to the RSU plan of 182,866 valued at $1,024,793.  During the same period in 2011 136,408 shares valued at $681,339 were issued pursuant to RSU’s and 20,006 valued at $97,035 were issued for property.  In the current quarter, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as previously disclosed and as tabulated below.  The remaining capital is invested in interest bearing investments, which are readily available.

C$ (000)
Funds available August 31, 2011	32,428
Equipment purchases	(142)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(9,580)
General corporate expenses	(2,647)

Funds available August 31, 2012	$20,059

Management Discussion and Analysis August 31, 2012

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2012, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

●
There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

●	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

●
Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis August 31, 2012

Selected Financial Information

	As at and for the year ended August 31, 2012	As at and for the year ended August 31, 2011	As at and for the year ended August 31, 2010 (1)
Total Revenues	$0	$0	$0
Net loss for the period	$(8,897,843)	$(11,132,371)	$(3,427,655)
Basic loss per share	$(0.09)	$(0.12)	$(0.04)
Total assets	$63,256,530	$67,632,380	$32,295,717
Total long term financial liabilities	$10,187,286	$8,669,289	$1,841,226
Cash dividends declared per share	$0	$0	$0
(1)           Presented under Canadian Generally Accepted Accounting Principles (“GAAP”).  All other periods presented in the table above have been restated to reflect the adoption of International Financial Reporting Standards (“IFRS”) as of September 1, 2010.

Results of Operations
Net expenditures on mineral properties and deferred exploration costs for the year ended August 31, 2012 were $9,593,993 compared to $7,640,353 for the year ended August 31, 2011.  The increase is a result of increases in Buckreef project expenditure, but partially offset by decreased exploration expenditures at the Kigosi project.  Recoveries received during the year ended August 31, 2012 and August 31, 2011 from various option agreements were $50,114 and $285,198, respectively.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to $11,132,371 for the comparable year ended August 31, 2011. For the three month period ended August 31, 2012 and August 31, 2011, the Company had net loss of $3,576,139 and a net loss of $7,401,871, respectively.

Salaries and benefits expense has decreased to $1,596,951 for the year ended August 31, 2012 from $1,601,832 for the year ended August 31, 2011. The expenses for the corresponding three month period ending August 31, 2012 and 2011 were $502,877 and $469,031 respectively.  The decrease in salaries expense is a result of the Company closely managing payroll and hiring costs and outsourcing certain functions.

Professional fees increased by $236,760 for the year ended August 31, 2012 to $869,077 from $632,317 for the year ended August 31, 2011.  For the three month period ended August31, 2012 professional fees were $464,054 and $217,400 respectively.  The increase in total year and final quarter is due to increased costs during 2012 surrounding legal, audit and tax advisor professional fees.

For year ended August 31, 2012, the foreign exchange income was $24,082 compared to an exchange loss of $518,794 for the same period ended August 31, 2011. This decreased loss of $542,876 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,622 at August 31, 2011 to 1,572 at August 31, 2012.

Share based payments for the year ended August 31, 2012 were $777,630 compared to $368,161 in the comparable period ended August 31, 2011.  Share based payments vary on the number of equity based compensation options issued and vesting.  See note 9 of the financial statements for details.Director fee RSU expense was $289,448 and $441,000, respectively.

Management Discussion and Analysis August 31, 2012

Shareholder information costs increased from $332,586 for the year ended August 31, 2011 to $581,526 for the year ended August 31, 2012. The increase of $248,940 was due to increased transfer agent and listing fees from the issue of shares for converted debt and exercise of warrants.  Corporate investor promotion activity completed during the year also increased as an investor public relations firm was hired during the period.  For the three month period ended August 31, 2012, shareholder information costs were $(21,143) compared to $99,019 for the three month period ended August 31, 2011.  The negative amount in fiscal 2012 was due to account reclassifications in the period.

For the year ended August 31, 2012, travel and accommodation expense decreased by $30,211 from $199,631 in 2011 to $169,420. For the three months ended August31, 2012, travel and accommodation expense decreased by $26,429 from $61,778 in 2011 to $35,349. Travel and accommodation expense decreased due to timing and increased control of travel requirements.

The interest accretion expense for the year ended August 31, 2012 was $102,785, compared to $181,076 for the year ended August 31, 2011. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares.

For the year ended August 31, 2012, depreciation expense was $379,603 compared to $463,169 for the same period ended August 31, 2011. The decrease of $83,566 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the year ended August 31, 2012 was $142,283 as compared to $817,429 in the year ended August 31, 2011.

During the year ended August 31, 2012, the Company abandoned and wrote-off expenses in various project areas in the amount of $1,293,969 (2011 - $3,845,564), as the Company evaluated its mineral properties and deemed certain properties to warrant no further exploration.

Consulting fees for the year ended August 31, 2012 were $266,011 compared to $287,885 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.   Consulting fees for the three months ended August 31, 2012 were $87,943 compared to $76,925 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.  The decrease in total consulting expense is a result of the Company closely managing consulting costs in the current uncertain economic environment.

Directors’ fees for the year ended August 31, 2012 were $365,049 compared to $461,484 in the comparable period ended August 31, 2011.  The decrease in director fees expense is a result of a decrease in number and valuation of RSU’s issued to board members.
Office and general expenses for the year ended August 31, 2012 were $437,380 compared to $443,774 in the comparable period ended August 31, 2011.  The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp.  For the three month period ended August 31, 2012, office and general expenses were $151,581 compared to $120,004 in the comparable period ended August 31, 2011.  The increase for the quarter is due timing differences as total expenses are in line with prior period.

Management Discussion and Analysis August 31, 2012

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)
	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(3,576)	$385	$(8,516)	$2,809	$(7,402)	$(1,493)	$(1,081)	$(1,156)
Basic and diluted income (loss) per share	$(0.04)	$0.00	$(0.09)	$0.03	$(0.07)	$(0.02)	$(0.01)	$(0.01)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of August 31, 2012, the Company’s working capital position was $18,165,431, as compared to $30,451,179 as of August 31, 2011.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2013 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interests are as follows:

	Option Payments due by Period (US$)
	Total	Less than 1 year	2 - 3 years	4 - 5 years	Over 5 years
Option agreement obligations	19,000	19,000	nil	nil	nil

Convertible Debt

On September 23, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.  233,318 common shares were issued on September 23, 2011.

Management Discussion and Analysis August 31, 2012

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2012	2011
Legal services	(i)	$553,949	$797,863
Director compensation	(ii)	$365,049	$461,484
Chairman and COO	(iii)	USD$ 8,800	USD$ 9,600
Technical Committee	(iv)	$130,160	$156,119

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2012, the legal expense charged by the firm was $553,949 (2011 - $797,146), of which $140,245 remains payable at year end (2011 - $419,032).

(ii) During the year ended August 31, 2012, $365,049 (2011 - $461,484) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the year ended August 31, 2012, USD$8,800 (2011 - USD$9,600) was paid to a company associated with the Company’s Chairman and COO for office rental.

(iv) During the year ended August 31, 2012, $130,160 (2011 - $156,119) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

Management Discussion and Analysis August 31, 2012

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Year ended August 31,		2012		2011
	Salaries and benefits (1)	Share based payments (3)	Salaries and benefits (1)	Share based payments (3)
Management	$377,230	$617,449	$217,394	$114,554
Directors	75,601	289,448	20,701	440,783
Total	$452,831	$906,897	$238,095	$555,337

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2) Compensation shares may carry restrictive legends prohibiting selling within certain time frames up to a year.
(3) All RSU share based compensation is based on the accounting expense recorded in the period.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the Loan Agreement) with Joseph Kahama (Kahama), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of USD$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the Loan).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At August 31, 2012, the Company has a receivable of $22,977 (2011 - $7,214) from an organization associated with the Company’s President and CEO.

Management Discussion and Analysis August 31, 2012

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

On April 26, 2011, the Corporation’s Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the Plan.  As the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objective of the Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan was presented to and approved by the shareholders at the Corporation’s Annual General and Special Meeting held on March 1, 2012.

Of the 700,000 shares authorized for issuance under the Plan, 632,053 shares have been issued as of August 31, 2012.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Management Discussion and Analysis August 31, 2012

Assessment of Recoverability of Deferred Income Tax Assets
TREC follows the liability method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 9 of the August 31, 2012, audited consolidated financial statements for a full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

Management Discussion and Analysis August 31, 2012

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write-downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources, that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets
TREC reviews mineral properties and deferred costs for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2012 the Company wrote off $1,293,969 of costs on abandoned mineral properties (2011 – $3,845,564).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Management Discussion and Analysis August 31, 2012

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of August 31, 2012 no liability for restoration exists.

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  The warrant liability is recorded at fair value based on observable market inputs.  Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Management Discussion and Analysis August 31, 2012

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2012, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $200,000 (2011 - $324,000)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2012, the Company had current assets of $20,483,824 (August 31, 2011 - $32,922,378) and current liabilities of $2,318,393 (August 31, 2011 - $2,471,199).  All of the Company’s financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $18,165,431 (August 31, 2011 - $30,451,179).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the company are held in Canadian currencies, the change in the Canadian against United states dollar risk is not deemed material at August 31, 2012.

Disclosure of Outstanding Share Data
As at the date of this MD&A, there were 100,681,274 common shares outstanding.  There were RSUs, convertible debt and warrants outstanding to purchase an aggregate 6,330,136 common shares.

Management Discussion and Analysis August 31, 2012

Subsequent Event

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company’s financial position or profitability.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition the Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration summary

Kigosi Project

On May 31st, 2012 the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities. The Company is currently evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

A quartz rubble area of mineralization has been identified which is of particular interest due to its tabular extent and unconsolidated nature. A 43-101 Technical Report dated Sept 1, 2011 has defined a surface area of 3.36km2 and an average thickness of 1.15m which contains an  Indicated Mineral Resource of 3.89 million tons at an in-situ grade of 0.83g/t Au and an Inferred Mineral Resource of 6.30 million tons at a grade of 0.34g/t Au.

Itetemia Project

The Company is reviewing various alternatives for advancing its Itetemia project. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. A 43-101 Technical Report dated January 31, 2012 shows that preliminary economic studies indicate the potential feasibility of a small opencast operation, at the current high gold prices. At lower gold prices, studies show the possibility of toll treating the GHR material at the neighbouring Bulyanhulu Mine.

Management Discussion and Analysis August 31, 2012

The 43-101 Technical Report also includes a Resource Summary for the Golden Horseshoe Reef (GHR). Based on a 1.0g/t Au cut-off grade, Itetemia has an Indicated Mineral Resource of 2,80  million tons  grading 2.96g/t Au containing 266,000 ounces of gold.

Buckreef Project

The Preliminary Economic Assessment (PEA) on the Buckreef Project that is contained in the August 23, 2012 43-101 Technical Report was commissioned by the Company for the purpose of defining and quantifying the preliminary technical and economic merits of the Project. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart. For the purposes of the PEA, the two geographically separated areas have been termed the Buckreef Mining Area (“BRMA”) and the Buziba Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarised below:-

●	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

●	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

At the time that the PEA was done the Company did not have sufficient information to warrant inclusion of the Eastern Porphyry prospect in the BRMA.

The Company has completed an aggressive resource definition drilling program in five areas of the BRMA (Buckreef Main zone, Buckreef Footwall zone, Eastern Porphyry prospect, Bingwa prospect and Tembo prospect). A total of 165 holes for 32,569.28m were drilled during this period, which include 51 RC holes (3073m); 6 PQ Diamond holes (330.30m) for metallurgical test work for Bingwa and Tembo prospects;  and 108 NQ Diamond holes (29,165.98m).

Buckreef Footwall zone:

The Footwall zone is located 100m west in the footwall of the Buckreef Main zone of the historic Buckreef mine. A total of 30 Reverse Circulation holes for 1873m were completed to investigate the lateral and deep extension of the target.

The drilling returned interesting assay results which include 3m averaging 1.29g/t gold; 6m averaging 2.67g/t gold; 5m averaging 2.62g/t gold; 6m averaging 4.87g/t gold and 6m averaging 1.63g/t gold, including 2m at 3.75g/t gold.

Eastern Porphyry prospect:

The Eastern Porphyry prospect is located 800m east of the Main Zone. The area is dominated by sequences of mafic rocks which include basaltic rock units alternating with dolerite and a series of narrow felsic porphyry units with pronounced shearing and pyrite-quartz-carbonate alteration of the mafic packages at the contacts with the felsic porphyry units. Mineralization is localized within the sheared, quartz-carbonate-pyrite altered zones in both mafic and felsic units.

At the Eastern Porphyry prospect, a total of 7 Diamond holes for 1,211.42m were completed to investigate and determine whether there is any potential to define the resource. The diamond core drilling program on the Eastern Porphyry prospect returned some  significant intercepts.  Among them are 4.8m averaging 4.63g/t gold (including 2m @ 10.93g/t gold) and 2m averaging 7.47g/t gold (including 1m @14.6g/t gold); 10.5m averaging 2.27g/t gold (including 1.1m @ 8.89g/t gold and 1.5m @ 5.32g/t gold).

Management Discussion and Analysis August 31, 2012

Buckreef Main zone:

A total of 101 holes for 27,954.56m have been completed on the Buckreef Main zone and Buckreef Northeast extension. Drilling consists of: 3 diamond wedge holes (1,057.75m) and 98 Diamond holes (26,896.81m). Approximately half of this drilling has been carried out on the Buckreef Main zone and half of it on the Buckreef Northeast zone. This drilling was intended to explore the potential to define and upgrade the current inferred resource to the Indicated and Measured category at vertical depth of 150m and 200m, while testing the down dip continuity of the shear zone-hosted gold mineralization associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence below 300m.

Surveys of inclination and azimuth were completed at nominal 30m intervals for all DD. The survey tool was usually a single shot Reflex camera and was operated by the drill contractor as part of normal drilling.

For diamond drilling, core recovery is generally very good. All DD holes commenced with an HQ size to the base of sap rock, followed by NQ size diameter which in turn is reduced to NQ2 size when fresh rock is reached or difficulties are encountered.  TRE standard procedure is to mark a Top-of-Hole Reference (TOH) line which may be solid, dashed or dotted depending on the confidence attached to the core fitting.

The deeper drilling confirmed the down-dip continuity of the various near-surface mineralized zones, and some deeper holes seemed to indicate a thickening of mineralization with depth and occasional very high grade intercepts. One diamond drill hole returned 16m grading 2.23 g/t gold including a high grade section of 2.0 metres averaging 7.03 g/t, with a second hole yielding 35.35m grading 2.75 g/t gold including 6.35m averaging 5.75 g/t and 4.7m at 4.33 g/t. Another diamond drill hole targeted the down dip potential in the Main zone, returning 30m grading 2.66 g/t gold including 2.0m @ 6.5g/t, along with 5.0m grading 4.06g/t. The deepest segment of this hole returned 2.0m @ 1.77g/t from 197m in sheared, altered dolerite intercalated with felsic porphyry and milky white late quartz veins; 7.0m grading 3.47g/t gold; 4.0m grading 3.2 g/t gold; 3.0m is averaging 4.06 g/t; 3.0m at 3.16g/t gold; 13m averaging 2.86g/t gold; and 3.3m at 2.53 g/t gold.

Management Discussion and Analysis August 31, 2012

Tembo Prospect:

A total of 23 holes for 1355.60m have been completed on the Tembo prospect. Drilling consists of 3 PQ Diamond holes (157.60m) and 20 RC holes (1198m). The PQ holes were intended for metallurgical testwork and the collected sample were analysed by MINTEK laboratory in South Africa.

Positive drill results were reported at Tembo including: 3.0m grading 14.75 g/t gold; 6.0m averaging 3.38 g/t gold; 3.0m averaging 2.62 g/t gold; and 2.0m at 1.92 g/t gold. Similar to Buckreef Main, Tembo mineralization is structurally controlled and is hosted in a sub-vertical shear zone emplaced along a mafic basaltic sequence. The mineralization is confined along an East-West trending shear structure and a newly discovered northeast trending splay.

Contribution Of The Recent Drill Campaign At The Buckreef Project:

According to the August 23, 2012 43-101 Report, prior to the recent drilling campaign the BRMA, excluding the Eastern Porphyry prospect, had a resource base made up of the following components: (a) the Buckreef prospect with 8.882 million tons of Measured and Indicated Mineral Resource at a grade of 1.97 g/t Au that contained approximately 563,000 ounces of gold and an Inferred Mineral Resource at 1.89 g/t Au that contained approximately 435,000 ounces of gold ; (b)   the Tembo prospect with 0.725 million tons of Inferred Mineral Resource at a grade of 2.18 g/t Au that contained approximately 51,000 ounces of gold; and (c) the Bingwa prospect with 1.120 million tons of Inferred Mineral Resource at a grade of 2.4 g/t Au that contained approximately 86,000 ounces of gold. The Report did not contain any estimate of a potential resource for the Eastern Porphyry prospect; however, sufficient drilling has now been done to warrant including the Eastern Porphyry prospect into the Buckreef project. The Company has initiated a comprehensive evaluation of the contribution of the recent drill campaign to the resource base of the BRMA.

In October 2012 the Company announced it had retained Venmyn Rand Limited to prepare NI 43-101 compliant Mineral Resource block models and updated mineral resource statements for the Buckreef Project.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Management Discussion and Analysis August 31, 2012

Status of TREC’s Transition to International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP
In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011.

The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company hired an IFRS conversion project manager. The accounting staff attended several training courses on the adoption and implementation of IFRS. Through in‐depth training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained the necessary understanding of IFRS.

In conjunction with the adoption of IFRS the Company has implemented a new accounting system, which will satisfy all the information needs of the Company under IFRS. The Company has also reviewed its current internal and disclosure control processes and they did not need significant modification as a result of our conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not change the actual cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, we have provided the reconciliations between Canadian GAAP and IFRS for the total assets, total liabilities, shareholders equity, cash flows and net loss in Note 3 to the interim consolidated financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statements of financial position and comprehensive income have resulted in reclassifications of various amounts on the statements of cash flows that has been presented.

Management Discussion and Analysis August 31, 2012

In preparing the reconciliations, the Company applied the principles and elections of IFRS 1, with a transition date of September 1, 2010.  As the Company has adopted IFRS effective September 1, 2010, it has applied the provisions of IFRS 1 as described under the section entitled “Initial Adoption – IFRS 1”, with a September 1, 2010 transition date. The Company has also applied IFRS standards in effect at August 31, 2012 as required by IFRS 1.

Initial Adoption of International Accounting Standards

IFRS 1 ‘‘First Time Adoption of International Accounting Standards’’ sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional date of the statement of financial position with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.

The optional exemptions elected and applied by the Company are as follows;
●
On the Transition Date, the Company has elected not to retrospectively apply IFRS 2, Share-based Payments (“IFRS 2”) to all share-based transactions at the date of transition. IFRS 2 will only be applied to equity instruments issued on or after, and that have not vested by, the Transition Date.

●
Business combinations that occurred prior to the transition date have not been restated. There have been no business combinations that occurred during the year ended August 31, 2011 that required re-statement in compliance with IFRS.

●
IAS 23 ‘‘Borrowing Costs’’ has been applied prospectively from the transition date. The impact of the restatement of borrowing costs is described in the reconciliations between Canadian GAAP and IFRS in note 3 of the financial statements.

The Company has changed certain accounting policies to be consistent with IFRS at August 31, 2012, the Company’s first annual IFRS reporting date.  As a result of the adoption of IFRS, the Company recorded certain adjustments to its comparative financial statements which are detailed in note 3 to the August 31, 2012 financial statements.  The most significant adjustment was to reclassify from equity to liabilities the Company’s foreign currency denominated warrants and record the liability on a fair value basis.

Comparative Information
The Company has restated all periods from September 1, 2010 onwards in accordance with IFRS.

Management Discussion and Analysis August 31, 2012

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2012 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2012 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Management Discussion and Analysis August 31, 2012

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.